Via Facsimile and U.S. Mail
Mail Stop 6010


July 7, 2005


Mr. John Van Zyll
President, Chief Executive Officer and Chairman
Diversified Product Inspections, Inc.
1059 East Tri-County Blvd.
Oliver Springs, TN 37830


Re:	Diversified Product Inspections, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed March 29, 2005
	File No. 000-25429

Dear Mr. Van Zyll:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Financial Statements.

Notes to Financial Statements, page F-7

2.  Convertible Debt and Equity Line of Credit Agreement, page F-9

1. Please tell us how your immediate recognition, in 2002, of the beneficial conversion feature complied with paragraphs 19 and 20 of
EITF 00-27. In so doing, please tell us whether the convertible debt had stated redemption dates and, if so, what those dates were. In addition, please tell us how your apparent lack of a charge, in 2004, related to the beneficial conversion feature complied with paragraph
21 of EITF 00-27.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



for Jim B. Rosenberg
Senior Assistant Chief
Accountant

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John Van Zyll
Diversified Product Inspections, Inc.
July 7, 2005
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